FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 27, 2017

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

    Federated Prudent DollarBear Fund (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Minore:

The Registrant is filing this correspondence to respond to your comments provided via telephone on March 23, 2017 regarding its Post-Effective Amendment No. 178 under the Securities Act of 1933 and Amendment No. 171 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant, with respect to the Fund, filed on February 7, 2017.

Comment 1: Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: In the Prospectus section “What Do Shares Cost,” under the sub-section “Additional Information on the Availability of Certain Waivers and Discounts,” please remove “with respect to shareholders investing through certain financial intermediaries” in the second sentence.

Response: The Fund will revise the second sentence to read:

“Financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers which are discussed in Appendix B to this Prospectus.”

Comment 3: Please confirm that Appendix B will not be provided by the Fund as a standalone document and will be delivered by the Fund as part of the Fund’s Prospectus.

Response: The Registrant confirms that Appendix B will not be provided by the Fund as a standalone document and will be delivered by the Fund as part of the Fund’s Prospectus.

Comment 4: Please confirm that Appendix B identifies all of the financial intermediaries that currently offer waivers, variations and discounts to the Fund. If applicable, expand Appendix B to include the additional financial intermediaries that offer waivers, variations and discounts to the Fund.

Response: The Registrant confirms that Merrill Lynch is currently the only financial intermediary that offers sales charge waivers, variations and discounts to the Fund. Should additional financial intermediaries wish to offer sales charge waivers, variations and discounts to the Fund, Appendix B will be expanded to include disclosure for those financial intermediaries.

Comment 5: In the Prospectus section “Appendix B,” under the sub-section “Merrill Lynch,” the reference to the Fund’s Statement of Additional Information (“SAI”) in the introductory paragraph implies that there is additional information about waivers and discounts included in the SAI. Please reference the section and page number of the location of this SAI disclosure in the Prospectus section “Risk/Return Summary: Fees and Expenses” in the introduction to the Fee Table.

Response:	The Registrant will remove the reference to the Fund’s SAI in the Prospectus section “Appendix B,” under the sub-section “Merrill Lynch” as the SAI does not include additional information about sales charge waivers and discounts. The revised disclosure will read as follows:

“Effective April 10, 2017, shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following front-end sales charge waivers and shareholders redeeming Fund shares through a Merrill Lynch platform or account (regardless of purchase date) will be eligible only for the following contingent deferred, or back-end, sales charge (“CDSC”) waivers and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus ~~or SAI~~.

Comment 6: In accordance with Section 6(a) of the Securities Act of 1933, the Registrant’s Registration Statement must be signed by, among others, “… its principal financial officer, its comptroller or principal accounting officer.” Please confirm whether Lori Hensler is signing in these capacities and, if so, please amend her title on the signature page to read “Principal Financial Officer, Comptroller, Principal Accounting Officer.”

Response: The Registrant confirms that Ms. Hensler has signed the Registration Statement in her designated capacity as Treasurer (Principal Financial Officer). Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, Ms. Hensler must sign in the capacity of Principal Financial Officer. Ms. Hensler does not hold the titles of Comptroller and/or Principal Accounting Officer and, therefore, cannot sign in those capacities. No other individual holds those titles or operates in those capacities for the Registrant. While acknowledging the Staff’s comment, the Registrant respectfully notes that the language of Section 6(a), by use of the word “or,” provides that a person holding any one of the three titles may sign the Registration Statement. Accordingly, the Registrant believes that Ms. Hensler’s title as reflected on the Registration Statement signature page is accurate and appropriate.

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina A. Eifler

Christina A. Eifler

Senior Paralegal